news release

ArcelorMittal holds 2013 Investor Day

Luxembourg and New York, 15 March 2013 - ArcelorMittal is today holding its 2013 Investor Day, during which the Company will (among other things):

-	Re-iterate its 2013 guidance

-	Announce a new management gains improvement target of US$3 billion by the end of 2015

-	Set out a roadmap to a normalised EBITDA1 per tonne of US$150

-	Confirm that the asset optimisation introduced in Q4 2011 is expected to deliver savings of US$1 billion, the full impact of which should be seen in 2014

-	Confirm that the main components of asset optimization have now been announced

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Confirm a mid-2013 net debt2 target of approximately $17 billion and a medium-term net debt target of US$15 billion;  and specify that growth capex and dividends will not be increased until this medium-term target has been achieved

-	State that it expects global apparent steel consumption to increase by 3 – 3.5% this year

-	Set out the scenario for 40 million tonnes of potential demand recovery in North America and Europe over the next 5 years

-	Discuss its commitment to invest and grow its franchise businesses, including mining and automotive

-	Discuss its technological innovations that are intended to ensure it remains the number one supplier to the major automotive manufacturers

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Discuss the Company’s progress in increasing iron-ore production capacity to 84 million tonnes, including  the Phase 2 expansion in Liberia and the commencement of the Early Revenue Phase (ERP) for Baffinland in Canada

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1 EBITDA is defined as operating income plus depreciation, impairment expenses and exceptional items.
2 Net debt refers to long-term debt, plus short term debt, less cash and cash equivalents, restricted cash and short-term investments (including those held as part of asset/liabilities held for sale).

Presentations will be given by Lakshmi Mittal, Chairman and CEO; Aditya Mittal, Chief Financial Officer; Gonzalo Urquijo, GMB member with responsibility for Asia, Africa and the CIS (excluding China and India); Lou Schorsch, GMB member with responsibility for Flat Carbon Americas; Peter Kukielski, GMB member and Chief Executive Mining; Simon Wandke, Vice President, Chief Commercial Officer Mining; and Brian Aranha, Vice President of worldwide automotive.

Full copies of the presentations can be found on the Company’s website, www.arcelormittal.com.

In his presentation, Mr Mittal, Chairman and Chief Executive, will introduce the concept of what ArcelorMittal refers to as its “franchise” businesses; businesses in attractive markets where the Company has a competitive edge.  Automotive, sheet piles, mechanical tubing, wide and heavy hot-rolled for high-strength applications are all examples of franchise businesses.  The Company is committed to invest to grow and expand these businesses.

Automotive is a key franchise business.  ArcelorMittal is the number one supplier to all the major automotive manufacturers and will continue to make the necessary investments in intellectual capital, plant and equipment in order to maintain this. The global automotive market is forecast to grow by 24% from about 80 million units in 2012 to over 100 million in 2017.3  ArcelorMittal is well positioned to serve the automotive market with production facilities in the NAFTA region, EU27, Turkey and South America.  Additionally the Company’s commercial organisation covers all regions where its global customers have a presence.

ArcelorMittal is the leader in high strength steels, which are vital to ensure steel can maintain its position as the material of choice for the auto sector.  Brian Aranha, Vice President of worldwide automotive, will explain how the Company is consistently expanding its Advanced High Strength Steels (AHSS) offering.  The S-in-motion program has developed a catalogue of solutions for achieving up to 20% of weight reduction with existing products, designed to satisfy the needs of vehicles produced up to 2020.  The R&D program is already working to develop the next generation of AHSS which will be required beyond 2020, for example simulating steel solutions that will be required to meet the fuel economy targets of 54mpg in the USA and 95g/km co2 in Europe.

Peter Kukielski will provide an update on the mining segment - another important franchise business. The Company has been steadily growing iron-ore shipments since 2008 with an emphasis on growing marketable tonnes.   There are two significant steps remaining to reach its production capacity target of 84Mt by 2015 – expansion of ArcelorMittal Mines Canada and Liberia Phase 2.

The expansion at ArcelorMittal Mines Canada to a production capacity of 24MTPA is expected to be completed in the first half of 2013.  This required a $1.4 billion capex investment. The existing infrastructure has the potential to support further expansion to 30 to 32Mtpa without significant additional capex.  This is currently under study.

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3 Source: LMC Automotive.

Phase 2 in Liberia has now been approved by the Board of Directors.  This expansion will result in production capacity reaching 15MT pa in 2015 and will require approximately $1.5 billion of capex.  The result will be a higher quality concentrate (66% Fe) compared to the current DSO (60% Fe).  Major site works have already begun at the port in Buchanan, including the installation of a high speed ship loader.

In addition, the Company will provide an update on its Baffinland project.  The Early Revenue Phase, which requires less capital investment than the full project, is now underway with a goal to reach a 3.5MT per annum production rate by 2015.   The budget for the ERP is approximately US$700 million and will require the upgrading of the road that connects to the existing port in Milne Inlet to the mine site as well modifications to existing permits that are expected to be granted in 2013 and in the first half of 2014.  Baffinland is a high grade, 66% Fe direct shipping pellet and fine ore which requires no processing or pelletization.

Commenting, Lakshmi Mittal, Chairman and CEO, said:

“Going forward we will protect and leverage our ‘franchise’ businesses as well as maintain a constant and rigorous focus on our costs and achievement of best internal practice. These focal points, combined with our leading market position in developed and emerging markets, our diverse mix of products, as well as our world class customer service will enable us to be successful in this new operating environment.”

Forward-Looking Statements

This document may contain forward-looking information and statements about ArcelorMittal and its subsidiaries. These statements include financial projections and estimates and their underlying assumptions, statements regarding plans, objectives and expectations with respect to future operations, products and services, and statements regarding future performance. Forward-looking statements may be identified by the words “believe,” “expect,” “anticipate,” “target” or similar expressions. Although ArcelorMittal’s management believes that the expectations reflected in such forward-looking statements are reasonable, investors and holders of ArcelorMittal’s securities are cautioned that forward-looking information and statements are subject to numerous risks and uncertainties, many of which are difficult to predict and generally beyond the control of ArcelorMittal, that could cause actual results and developments to differ materially and adversely from those expressed in, or implied or projected by, the forward-looking information and statements. These risks and uncertainties include those discussed or identified in the filings with the Luxembourg Stock Market Authority for the Financial Markets (Commission de Surveillance du Secteur Financier) and the United States Securities and Exchange Commission (the “SEC”) made or to be made by ArcelorMittal, including ArcelorMittal’s Annual Report on Form 20-F for the year ended December 31, 2012 filed with the SEC. ArcelorMittal undertakes no obligation to publicly update its forward-looking statements, whether as a result of new information, future events, or otherwise.